

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Keith Taylor
Chief Financial Officer
EQUINIX INC
One Lagoon Drive
Redwood City, CA 94065

     **Re:  EQUINIX INC**
          **Form 10-K for the year ended December 31, 2020**
          **Filed on February 19, 2021**
          **File No.000-31293**

Dear Mr. Taylor:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction